FINANCIAL SUMMARY

FY2020

(April 1, 2019 through March 31, 2020)

English translation from the original Japanese-language document

TOYOTA MOTOR CORPORATION

FY2020 Consolidated Financial Results

(Consolidated financial information has been prepared in accordance with U.S. generally accepted accounting principles)

English translation from the original Japanese-language document

May 12, 2020

Company name	:	Toyota Motor Corporation
Stock exchanges on which the shares are listed	:	Tokyo and Nagoya Stock Exchanges in Japan
Code number	:	7203
URL	:	https://global.toyota/jp/
Representative	:	Akio Toyoda, President
Contact person	:	Kaname Shimizu, General Manager, Accounting Division Tel. (0565)28-2121
Date of the ordinary general shareholders’ meeting	:	June 11, 2020
Payment date of cash dividends	:	May 28, 2020
Filing date of financial statements	:	June 24, 2020
Supplemental materials prepared for financial results	:	yes
Earnings announcement for financial results	:	yes

(Amounts are rounded to the nearest million yen for consolidated results)

1.	Consolidated Results for FY2020 (April 1, 2019 through March 31, 2020)

(1)	Consolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Income before income taxes and equity in earnings of affiliated companies		Net income attributable to Toyota Motor Corporation
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2020	29,929,992	-1.0	2,442,869	-1.0	2,554,607	11.8	2,076,183	10.3
FY2019	30,225,681	2.9	2,467,545	2.8	2,285,465	-12.8	1,882,873	-24.5

Note:  Comprehensive income    FY2020    1,866,642 million yen ( -3.6%),    FY2019    1,936,602 million yen ( -19.1%)

	Net income attributable to Toyota Motor Corporation per common share – Basic	Net income attributable to Toyota Motor Corporation per common share –Diluted	Ratio of net income attributable to Toyota Motor Corporation to Toyota Motor Corporation shareholders’ equity	Ratio of income before income taxes and equity in earnings of affiliated companies to total assets	Ratio of operating income to net revenues
	Yen	Yen	%	%	%
FY2020	735.61	729.50	10.4	4.9	8.2
FY2019	650.55	645.11	9.8	4.5	8.2

Reference:  Equity in earnings of affiliated companies    FY2020    271,152 million yen,    FY2019    360,066 million yen

(2)	Consolidated financial position

	Total assets	Mezzanine equity and Shareholders’ equity	Toyota Motor Corporation shareholders’ equity	Ratio of Toyota Motor Corporation shareholders’ equity	Toyota Motor Corporation shareholders’ equity per share
	Million yen	Million yen	Million yen	%	Yen
FY2020	52,680,436	21,241,851	20,060,618	38.1	7,252.17
FY2019	51,936,949	20,565,210	19,348,152	37.3	6,830.92

(3)	Consolidated cash flows

	From operating activities	From investing activities	From financing activities	Cash and cash equivalents at end of year
	Million yen	Million yen	Million yen	Million yen
FY2020	3,590,643	-3,150,861	397,138	4,412,190
FY2019	3,766,597	-2,697,241	-540,839	3,706,515

Note:  “Cash and cash equivalents at end of year” includes restricted cash and cash equivalents.

2.	Cash Dividends

	Annual cash dividends per common share					Total amount of cash dividends (annual)	Dividends payout ratio (consolidated)	Ratio of total amount of dividends to Toyota Motor Corporation shareholders’ equity (consolidated)
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen	Million yen	%	%
FY2019	—	100.00	—	120.00	220.00	626,819	33.8	3.3
FY2020	—	100.00	—	120.00	220.00	610,847	29.9	3.1
FY2021 (forecast)	—	—	—	—	—		—

Note:	Please refer to “Reference: Cash Dividends on Class Shares” for information regarding cash dividends on class shares, which are unlisted and have different rights from common stock.

3.	Forecast of Consolidated Results for FY2021 (April 1, 2020 through March 31, 2021)

	(% of change from FY2020)
	Sales revenues		Operating income		Income before income taxes		Net income attributable to owners of the parent		Net income attributable to owners of the parent per common share – Basic
	Million yen	%	Million yen	%	Million yen	%	Million yen	%	Yen
Full-year	24,000,000	-19.8	500,000	-79.5	To be determined

*1

The parent company intends to voluntarily adopt International Financial Reporting Standards (“IFRS”) for its consolidated financial statements from the first quarter of the fiscal year ending March 31, 2021. Accordingly, the parent company and its consolidated subsidiaries (“Toyota”)’s forecast of consolidated financial results for the fiscal year ending March 31, 2021 is based on IFRS.

*2

Toyota is not disclosing forecasts of both income before income taxes and net income attributable to owners of the parent for the fiscal year ending March 31, 2021, as the effects of the global spread of COVID-19 present challenges in preparing reasonable estimates for such figures. Toyota will disclose such figures promptly after they can be reasonably estimated.

Notes

(1)	Changes in significant subsidiaries during FY2020

(Changes in specified subsidiaries that caused a change in the scope of consolidation): none

(2)	Changes in accounting principles, procedures, and disclosures during FY2020

(i)	Changes by a newly issued accounting pronouncement: yes

(ii)	Changes other than (2)-(i) above: yes

Note: For more details, please see page 13 “(6) Summary of Significant Accounting Policies.”

(3)	Number of shares issued and outstanding (common stock)

(i)	Number of shares issued and outstanding at the end of each fiscal year (including treasury stock):
FY2020 3,262,997,492 shares, FY2019 3,262,997,492 shares

(ii)	Number of treasury stock at the end of each fiscal year:
FY2020 496,844,960 shares, FY2019 430,558,325 shares

(iii)	Average number of shares issued and outstanding in each fiscal year:
FY2020 2,798,917,983 shares, FY2019 2,871,533,872 shares

Reference: Overview of the Unconsolidated Financial Results

FY2020 Unconsolidated Financial Results

(Unconsolidated financial information has been prepared in accordance with Japanese generally accepted accounting principles)

English translation from the original Japanese-language document

(Amounts less than one million yen are omitted for unconsolidated results)

1.	Unconsolidated Results for FY2020 (April 1, 2019 through March 31, 2020)

(1)	Unconsolidated financial results

	(% of change from previous year)
	Net revenues		Operating income		Ordinary income		Net income
	Million yen	%	Million yen	%	Million yen	%	Million yen	%
FY2020	12,729,731	0.8	978,804	-26.2	1,735,365	-25.3	1,424,062	-24.9
FY2019	12,634,439	3.5	1,326,137	5.5	2,323,121	3.8	1,896,824	2.0

	Net income per common share – Basic	Net income per common share –Diluted
	Yen	Yen
FY2020	504.25	500.27
FY2019	657.10	649.89

(2)	Unconsolidated financial position

	Total assets	Net assets	Equity ratio	Net assets per common share
	Million yen	Million yen	%	Yen
FY2020	17,809,246	12,590,890	70.7	4,377.19
FY2019	17,716,993	12,450,274	70.3	4,225.55

Reference:  Equity at the end of FY2020:  12,590,890 million yen,    Equity at the end of FY2019:  12,450,274 million yen

This report is not audited.

Cautionary Statement with Respect to Forward-Looking Statements, and Other Information

This report contains forward-looking statements that reflect Toyota’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. With regard to Toyota’s decisions and assumptions for the forecast, please refer to “1. Financial Results and Position (3) Forecast of Consolidated Financial Results for FY2021” on page 5 of the materials accompanying this report. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii)changes in funding environment in financial markets and increased competition in the financial services industry; (iv)Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners.

The duration of the global spread of COVID-19 is uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

Reference: Cash Dividends on Class Shares

Cash dividends on class shares, which have different rights from common stock, are as follows:

	Annual cash dividends per First Series Model AA Class Share
	End of first quarter	End of second quarter	End of third quarter	Year-end	Total
	Yen	Yen	Yen	Yen	Yen
FY2019	—	105.50	—	105.50	211.00
FY2020	—	132.00	—	132.00	264.00
FY2021 (forecast)	—	—	—	—	—

Note:  The First Series Model AA Class Shares were issued in July 2015.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

1.	Financial Results and Position

(1) Consolidated Financial Results for FY2020

Financial Results

Reviewing the general economic environment for FY2020 (April 1, 2019 through March 31, 2020), the world economy changed from a trend of moderate expansion to a sharp slowdown due to the effects of trade frictions and the impact of COVID-19 spreading from China to North America, Europe and Asia.

Automotive markets slumped in China and some emerging countries, but remained stable in developed countries and declined only slightly in the world as a whole. However, COVID-19 has begun to have a major impact, leading to the suspension of operations at factories and the suspension of business at dealers worldwide.

Under these conditions, consolidated vehicle unit sales in Japan and overseas decreased by 19 thousand units, or 0.2%, to 8,958 thousand units in FY2020 compared with FY2019 (April 1, 2018 through March 31, 2019). Vehicle unit sales in Japan increased by 14 thousand units, or 0.6%, to 2,240 thousand units in FY2020 compared with FY2019, primarily as a result of the active introduction of new products and the efforts of dealers nationwide. Toyota and Lexus brands’ market share excluding mini-vehicles was 48.8%, representing a record high, and market share (including Daihatsu and Hino brands) including mini-vehicles was 45.5%, representing a record high. Each remaining at as high a level as in FY2019. Meanwhile, overseas vehicle unit sales decreased by 32 thousand units, or 0.5%, to 6,719 thousand units in FY2020 compared with FY2019, because of a decline in sales in Asia and North America.

The results of operations for FY2020 were as follows:

Net revenues	29,929.9 billion yen	(a decrease of 295.6 billion yen or 1.0% compared with FY2019)
Operating income	2,442.8 billion yen	(a decrease of 24.6 billion yen or 1.0% compared with FY2019)
Income before income taxes and equity in earnings of affiliated companies	2,554.6 billion yen	(an increase of 269.1 billion yen or 11.8% compared with FY2019)
Net income attributable to Toyota Motor Corporation	2,076.1 billion yen	(an increase of 193.3 billion yen or 10.3% compared with FY2019)

The changes in operating income were as follows:

Effects of marketing activities	a decrease of 90.0 billion yen
Effects of changes in exchange rates	a decrease of 305.0 billion yen
Cost reduction efforts	an increase of 170.0 billion yen
Increase or decrease in expenses and expense reduction efforts	an increase of 45.0 billion yen
Other	an increase of 155.4 billion yen

Due to the effects of the global spread of COVID-19, operating income for FY2020 decreased by 160.0 billion yen, which is mainly attributable to the decrease in consolidated vehicle unit sales.

Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, effective as of April 1, 2019. The impact of this change for FY2020 was a decrease in depreciation expense of 173.2 billion yen.

The changes in net income attributable to Toyota Motor Corporation includes a loss of 38.1 billion yen (net of tax, etc.), which is attributable to the effect of unrealized gains (losses) on equity securities in FY2020.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

Segment Operating Results

(i) Automotive:

Net revenues for the automotive operations decreased by 215.5 billion yen, or 0.8%, to 26,863.5 billion yen in FY2020 compared with FY2019. However, operating income increased by 13.4 billion yen, or 0.7%, to 2,052.3 billion yen in FY2020 compared with FY2019. The increase in operating income was mainly due to cost reduction efforts, as well as the decrease in expenses and expense reduction efforts.

(ii) Financial services:

Net revenues for the financial services operations increased by 37.0 billion yen, or 1.7%, to 2,190.5 billion yen in FY2020 compared with FY2019. However, operating income decreased by 30.6 billion yen, or 9.5%, to 292.1 billion yen in FY2020 compared with FY2019. The decrease in operating income was mainly due to the increase in expenses related to credit losses in sales finance subsidiaries.

(iii) All other:

Net revenues for all other businesses decreased by 171.8 billion yen, or 10.2%, to 1,504.5 billion yen in FY2020 compared with FY2019, and operating income decreased by 8.8 billion yen, or 8.4%, to 96.6 billion yen in FY2020 compared with FY2019.

Geographic Information

(i) Japan:

Net revenues in Japan decreased by 163.8 billion yen, or 1.0%, to 16,461.5 billion yen in FY2020 compared with FY2019, and operating income decreased by 123.6 billion yen, or 7.3%, to 1,567.9 billion yen in FY2020 compared with FY2019. The decrease in operating income was mainly due to the effects of marketing activities and changes in exchange rates.

(ii) North America:

Net revenues in North America decreased by 178.4 billion yen, or 1.7%, to 10,638.7 billion yen in FY2020 compared with FY2019. However, operating income increased by 156.1 billion yen, or 136.3%, to 270.6 billion yen in FY2020 compared with FY2019. The increase in operating income was mainly due to marketing efforts.

(iii) Europe:

Net revenues in Europe increased by 122.0 billion yen, or 3.8%, to 3,360.8 billion yen in FY2020 compared with FY2019, and operating income increased by 25.6 billion yen, or 20.6%, to 150.5 billion yen in FY2020 compared with FY2019. The increase in operating income was mainly due to the increase in vehicle unit sales.

(iv) Asia:

Net revenues in Asia decreased by 174.3 billion yen, or 3.2%, to 5,338.6 billion yen in FY2020 compared with FY2019, and operating income decreased by 86.4 billion yen, or 18.9%, to 370.9 billion yen in FY2020 compared with FY2019. The decrease in operating income was mainly due to the effects of changes in exchange rates.

(v) Other (Central and South America, Oceania, Africa and the Middle East):

Net revenues in other regions decreased by 220.9 billion yen, or 9.5%, to 2,112.5 billion yen in FY2020 compared with FY2019, and operating income decreased by 0.3 billion yen, or 0.4%, to 90.7 billion yen in FY2020 compared with FY2019.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(2) Consolidated Financial Position for FY2020

Cash and cash equivalents and restricted cash and cash equivalents increased by 705.6 billion yen, or 19.0%, to 4,412.1 billion yen at the end of FY2020 compared with the end of FY2019.

The increases or decreases for each cash flow activity compared with the previous fiscal year are as follows:

Cash flows from operating activities

Net cash flows from operating activities resulted in an increase in cash by 3,590.6 billion yen in FY2020. Net cash provided by operating activities decreased by 175.9 billion yen from 3,766.5 billion yen in FY2019.

Cash flows from investing activities

Net cash flows from investing activities resulted in a decrease in cash by 3,150.8 billion yen in FY2020. Net cash used in investing activities increased by 453.6 billion yen from 2,697.2 billion yen in FY2019.

Cash flows from financing activities

Net cash flows from financing activities resulted in an increase in cash by 397.1 billion yen in FY2020. Net cash provided by financing activities increased by 937.9 billion yen from 540.8 billion yen net cash used in FY2019.

The consolidated cash flows by segment for FY2020 are as follows:

Non-financial services

Net cash provided by operating activities was 2,506.8 billion yen, net cash used in investing activities was 1,445.7 billion yen and net cash used in financing activities was 1,005.2 billion yen.

Financial services

Net cash provided by operating activities was 1,045.2 billion yen, net cash used in investing activities was 1,915.9 billion yen and net cash provided by financing activities was 1,651.9 billion yen.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(3) Forecast of Consolidated Financial Results for FY2021

The parent company intends to voluntarily adopt International Financial Reporting Standards (“IFRS”) for its consolidated financial statements from the first quarter of the fiscal year ending March 31, 2021. Accordingly, the parent company and its consolidated subsidiaries (“Toyota”)’s forecast of consolidated financial results for the fiscal year ending March 31, 2021 is based on IFRS.

As for the global economy going forward, there is concern that there will be a sharp decline in many countries and regions due to the impact of COVID-19. The production and sales of automobiles have already been greatly affected. We hope that the outbreak will be contained as early as possible, and the entire Toyota group will work as one to deal with this issue.

While we assume that the global automobile market as a whole, will gradually recover after bottoming out during April and June of 2020, leading the market to return to the same level as the previous year during the end of 2020 and the first half of 2021, the impact of COVID-19 is wide-ranging, significant and serious, and it is expected that weakness will continue for the time being. We have forecast sales revenues and operating income based on these assumptions.

Based on these assumptions, the current forecast of consolidated financial results for the fiscal year ending March 31, 2021 is set forth below. This forecast assumes average exchange rates through the fiscal year of 105 yen per US$1 and 115 yen per 1 euro. The effects of COVID-19, and when it will subside, is unclear, and depending on such factors as how the infection spreads or subsides the actual figures may differ.

Note that forecasts of income before income taxes, as well as net income attributable to owners of the parent, for the fiscal year ending March 31, 2021 are not disclosed due to the difficulty of reasonably estimating those figures at this time, as such figures would reflect numerous factors of the impact of COVID-19, in addition to the assumptions above, which remain uncertain. We will disclose such figures promptly after they can be reasonably estimated.

Forecast of consolidated results for FY2021

Sales revenues	24,000.0 billion yen	(a decrease of 19.8% compared with FY2020)
Operating income	500.0 billion yen	(a decrease of 79.5% compared with FY2020)

Note:	1.	“Net revenues” under U.S. generally accepted accounting principles is stated as “Sales revenues”
	2.	“Income before income taxes and equity in earnings of affiliated companies” under U.S. generally accepted accounting principles is stated as “Income before income taxes”
	3.	“Net income attributable to Toyota Motor Corporation” under U.S. generally accepted accounting principles is stated as “Net income attributable to owners of the parent”

These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners.

The duration of the global spread of COVID-19 is uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

2.	Basic Concept Regarding the Selection of Accounting Standards

Toyota intends to replace the currently applied U.S. generally accepted accounting principles and voluntarily adopt IFRS for its consolidated financial statements in order to improve the international comparability of its financial information in the capital markets, among other reasons. The period for disclosure based on IFRS will begin with the first quarter of the fiscal year ending March 31, 2021.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

3.	Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 (March 31, 2020)	Increase (Decrease)
Assets
Current assets:
Cash and cash equivalents	3,574,704	4,190,518	615,814
Time deposits	1,126,352	828,220	(298,132)
Marketable securities	1,127,160	678,731	(448,429)
Trade accounts and notes receivable, less allowance for doubtful accounts of ¥16,370 million at March 31, 2019 and ¥23,944 million at March 31, 2020	2,372,734	2,094,894	(277,840)
Finance receivables, net	6,647,771	6,614,171	(33,600)
Other receivables	568,156	564,854	(3,302)
Inventories	2,656,396	2,434,918	(221,478)
Prepaid expenses and other current assets	805,964	1,236,225	430,261

Total current assets	18,879,237	18,642,531	(236,706)

Noncurrent finance receivables, net	10,281,118	10,423,858	142,740
Investments and other assets:
Marketable securities and other securities investments	7,479,926	7,348,651	(131,275)
Affiliated companies	3,313,723	4,123,453	809,730
Employees receivables	21,683	21,484	(199)
Other	1,275,768	1,518,934	243,166

Total investments and other assets	12,091,100	13,012,522	921,422

Property, plant and equipment:
Land	1,386,308	1,346,988	(39,320)
Buildings	4,802,175	4,730,783	(71,392)
Machinery and equipment	11,857,425	11,939,121	81,696
Vehicles and equipment on operating leases	6,139,163	5,929,233	(209,930)
Construction in progress	651,713	510,963	(140,750)

Total property, plant and equipment, at cost	24,836,784	24,457,088	(379,696)

Less – Accumulated depreciation	(14,151,290)	(13,855,563)	295,727

Total property, plant and equipment, net	10,685,494	10,601,525	(83,969)

Total assets	51,936,949	52,680,436	743,487

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 (March 31, 2020)	Increase (Decrease)
Liabilities
Current liabilities:
Short-term borrowings	5,344,973	5,286,026	(58,947)
Current portion of long-term debt	4,254,260	4,574,045	319,785
Accounts payable	2,645,984	2,434,180	(211,804)
Other payables	1,102,802	1,020,270	(82,532)
Accrued expenses	3,222,446	2,926,052	(296,394)
Income taxes payable	320,998	218,117	(102,881)
Other current liabilities	1,335,475	1,443,687	108,212

Total current liabilities	18,226,938	17,902,377	(324,561)

Long-term liabilities:
Long-term debt	10,550,945	10,692,898	141,953
Accrued pension and severance costs	963,406	978,626	15,220
Deferred income taxes	1,014,851	1,043,169	28,318
Other long-term liabilities	615,599	821,515	205,916

Total long-term liabilities	13,144,801	13,536,208	391,407

Total liabilities	31,371,739	31,438,585	66,846

Mezzanine equity
Model AA Class Shares, no par value, authorized: 150,000,000 shares at March 31, 2019 and March 31, 2020 issued: 47,100,000 shares at March 31, 2019 and March 31, 2020	498,073	504,169	6,096

Shareholders’ equity
Toyota Motor Corporation shareholders’ equity:
Common stock, no par value, authorized: 10,000,000,000 shares at March 31, 2019 and March 31, 2020 issued: 3,262,997,492 shares at March 31, 2019 and March 31, 2020	397,050	397,050	—
Additional paid-in capital	487,162	489,334	2,172
Retained earnings	21,987,515	23,427,613	1,440,098
Accumulated other comprehensive income (loss)	(916,650)	(1,166,273)	(249,623)
Treasury stock, at cost, 430,558,325 shares at March 31, 2019 and 496,844,960 shares at March 31, 2020	(2,606,925)	(3,087,106)	(480,181)

Total Toyota Motor Corporation shareholders’ equity	19,348,152	20,060,618	712,466

Noncontrolling interests	718,985	677,064	(41,921)

Total shareholders’ equity	20,067,137	20,737,682	670,545

Commitments and contingencies

Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,680,436	743,487

Note: The total number of authorized shares for common stock and Model AA Class Shares is 10,000,000,000 shares.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(2)  Consolidated Statements of Income and

  Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)	FY2020 (For the year ended March 31, 2020)	Increase (Decrease)
Net revenues:
Sales of products	28,105,338	27,759,749	(345,589)
Financing operations	2,120,343	2,170,243	49,900

Total net revenues	30,225,681	29,929,992	(295,689)

Costs and expenses:
Cost of products sold	23,389,495	23,142,744	(246,751)
Cost of financing operations	1,392,290	1,379,620	(12,670)
Selling, general and administrative	2,976,351	2,964,759	(11,592)

Total costs and expenses	27,758,136	27,487,123	(271,013)

Operating income	2,467,545	2,442,869	(24,676)

Other income (expense):
Interest and dividend income	225,495	232,870	7,375
Interest expense	(28,078)	(32,217)	(4,139)
Foreign exchange gain (loss), net	12,400	(79,020)	(91,420)
Unrealized gains (losses) on equity securities	(341,054)	(24,600)	316,454
Other income (loss), net	(50,843)	14,705	65,548

Total other income (expense)	(182,080)	111,738	293,818

Income before income taxes and equity in earnings of affiliated companies	2,285,465	2,554,607	269,142

Provision for income taxes	659,944	683,430	23,486
Equity in earnings of affiliated companies	360,066	271,152	(88,914)

Net income	1,985,587	2,142,329	156,742

Less – Net income attributable to noncontrolling interests	(102,714)	(66,146)	36,568

Net income attributable to Toyota Motor Corporation	1,882,873	2,076,183	193,310

Note:     Net income attributable to common shareholders for the fiscal year ended March 31, 2020 and 2019 is 2,058,899 million yen and 1,868,085 million yen, respectively, which is derived by deducting dividend and accretion to Model AA Class Shares of 17,284 million yen and 14,788 million yen, respectively, from Net income attributable to Toyota Motor Corporation.

	(Yen)
Net income attributable to Toyota Motor Corporation per common share
Basic	650.55	735.61	85.06
Diluted	645.11	729.50	84.39

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

Consolidated Statements of Comprehensive Income

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)	FY2020 (For the year ended March 31, 2020)	Increase (Decrease)
Net income	1,985,587	2,142,329	156,742
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	27,016	(333,854)	(360,870)
Unrealized gains (losses) on securities	(21,165)	118,363	139,528
Pension liability adjustments	(54,836)	(60,196)	(5,360)

Total other comprehensive income (loss)	(48,985)	(275,687)	(226,702)

Comprehensive income	1,936,602	1,866,642	(69,960)

Less – Comprehensive income attributable to noncontrolling interests	(96,458)	(45,878)	50,580

Comprehensive income attributable to Toyota Motor Corporation	1,840,144	1,820,764	(19,380)

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(3) Consolidated Statements of Shareholders’ Equity

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2018	397,050	487,502	19,473,464	435,699	(2,057,733)	18,735,982	694,120	19,430,102

Cumulative effect of accounting changes			1,282,082	(1,309,620)		(27,538)		(27,538)
Equity transaction with noncontrolling interests and other		105				105	(2,226)	(2,121)
Comprehensive income:
Net income			1,882,873			1,882,873	102,714	1,985,587
Other comprehensive income (loss)
Foreign currency translation adjustments				29,448		29,448	(2,432)	27,016
Unrealized gains (losses) on securities				(21,111)		(21,111)	(54)	(21,165)
Pension liability adjustments				(51,066)		(51,066)	(3,770)	(54,836)

Total comprehensive income						1,840,144	96,458	1,936,602

Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(9,938)			(9,938)		(9,938)
Dividends paid to Toyota Motor Corporation common shareholders			(636,116)			(636,116)		(636,116)
Dividends paid to noncontrolling interests							(69,367)	(69,367)
Repurchase of treasury stock					(550,107)	(550,107)		(550,107)
Reissuance of treasury stock		(445)			915	470		470

Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

	(Yen in millions)
	FY2020 (For the year ended March 31, 2020)
	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock, at cost	Total Toyota Motor Corporation shareholders’ equity	Noncontrolling interests	Total shareholders’ equity
Balances at March 31, 2019	397,050	487,162	21,987,515	(916,650)	(2,606,925)	19,348,152	718,985	20,067,137

Equity transaction with noncontrolling interests and other		(1,881)		5,796		3,915	(32,854)	(28,939)
Comprehensive income:
Net income			2,076,183			2,076,183	66,146	2,142,329
Other comprehensive income (loss)
Foreign currency translation adjustments				(313,186)		(313,186)	(20,668)	(333,854)
Unrealized gains (losses) on securities				118,403		118,403	(40)	118,363
Pension liability adjustments				(60,636)		(60,636)	440	(60,196)

Total comprehensive income						1,820,764	45,878	1,866,642

Accretion to Mezzanine equity			(4,850)			(4,850)		(4,850)
Dividends to Toyota Motor Corporation class shareholders			(12,434)			(12,434)		(12,434)
Dividends paid to Toyota Motor Corporation common shareholders			(618,801)			(618,801)		(618,801)
Dividends paid to noncontrolling interests							(54,945)	(54,945)
Repurchase of treasury stock					(500,309)	(500,309)		(500,309)
Reissuance of treasury stock		4,053			20,128	24,181		24,181

Balances at March 31, 2020	397,050	489,334	23,427,613	(1,166,273)	(3,087,106)	20,060,618	677,064	20,737,682

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(4)	Consolidated Statements of Cash Flows

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)	FY2020 (For the year ended March 31, 2020)
Cash flows from operating activities:
Net income	1,985,587	2,142,329
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,792,375	1,605,383
Provision (reversal) for doubtful accounts and credit losses	80,065	142,982
Pension and severance costs, less payments	31,645	15,699
Losses on disposal of fixed assets	35,902	56,913
Unrealized losses (gains) on securities	339,472	20,082
Deferred income taxes	(86,594)	192,147
Equity in earnings of affiliated companies	(360,066)	(271,152)
Changes in operating assets and liabilities, and other	(51,789)	(313,740)

Net cash provided by operating activities	3,766,597	3,590,643

Cash flows from investing activities:
Additions to finance receivables	(15,884,610)	(16,896,588)
Collection of and proceeds from sales of finance receivables	14,859,103	15,667,462
Additions to fixed assets excluding equipment leased to others	(1,452,725)	(1,407,832)
Additions to equipment leased to others	(2,286,162)	(2,187,299)
Proceeds from sales of fixed assets excluding equipment leased to others	65,437	48,751
Proceeds from sales of equipment leased to others	1,385,074	1,391,215
Purchases of marketable securities and security investments	(1,840,355)	(2,413,087)
Proceeds from sales of and maturity of marketable securities and security investments	2,698,798	2,370,406
Payment for additional investments in affiliated companies, net of cash acquired	5,010	(14,763)
Changes in investments and other assets, and other	(246,811)	290,874

Net cash used in investing activities	(2,697,241)	(3,150,861)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	5,000,921	5,691,499
Payments of long-term debt	(4,442,232)	(4,424,923)
Increase in short-term borrowings	164,282	291,623
Dividends paid to Toyota Motor Corporation class shareholders	(8,690)	(11,186)
Dividends paid to Toyota Motor Corporation common shareholders	(636,116)	(618,801)
Dividends paid to noncontrolling interests	(69,367)	(54,945)
Reissuance (repurchase) of treasury stock	(549,637)	(476,129)

Net cash provided by (used in) financing activities	(540,839)	397,138

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(41,641)	(131,245)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	486,876	705,675

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of year	3,706,515	4,412,190

Note:

Cash and cash equivalents and restricted cash and cash equivalents for the fiscal year ended March 31, 2020 include restricted cash and cash equivalents of 131,811 million yen and 221,672 million yen at the beginning of the year and the end of the year, respectively. Restricted cash and cash equivalents were included in Prepaid expenses and other current assets in the consolidated balance sheets.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(5) Going Concern Assumption

None

(6) Summary of Significant Accounting Policies

“Summary of Significant Accounting Policies” has been omitted, as there were no significant changes from the most recent Securities Report (filed on June 21, 2019). Changes in accounting principles, procedures, and disclosures for consolidated financial statements by newly issued accounting pronouncements are set forth below.

Adoption of new accounting standard -

In February 2016, the Financial Accounting Standards Board (“FASB”) issued updated guidance for leases. This guidance requires lessees to recognize substantially all leases on their balance sheet as a right-of-use asset and a lease liability. Toyota adopted this guidance on April 1, 2019 using the modified retrospective method of adoption and elected the transition method that allows for application of the standard at the adoption date. Additionally, Toyota elected the package of practical expedients of not reassessing lease classifications and others for lease contracts that expired or exist as of the adoption date. As a result of adoption, Toyota recognized an additional balance of 277,118 million yen as right-of-use assets as of March 31, 2020, which is included in “Other” of “Investments and other assets” of Toyota’s consolidated balance sheet. Lease liabilities are included in “Other current liabilities” and “Other long-term liabilities,” and were 37,385 million yen and 239,623 million yen, respectively.

In August 2017, the FASB issued updated guidance for hedge accounting. This guidance simplifies and expands the application of hedge accounting. Toyota adopted this guidance on April 1, 2019. The adoption of this guidance did not have a material impact on Toyota’s consolidated financial statements.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

Change in depreciation method -

Toyota used the declining-balance method mainly for the parent company and Japanese subsidiaries, and the straight-line method for foreign subsidiary companies, regarding the depreciation method of property, plant and equipment. In recent years, Toyota has been strengthening competitiveness globally through the investments in areas such as the remodeling of cars by introducing a new platform and powertrain units, the improvement of technological capabilities and productivity, as well as the promotion of equipment versatility. In response to such recent changes, effective as of April 1, 2019, Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method because Toyota believes it better reflects the future economic benefit from the stable usage of property, plant and equipment. The impact of the change in depreciation method is recognized prospectively as a change in accounting estimate in accordance with the FASB Accounting Standards Codification (ASC) 250 “Accounting Changes and Error Corrections”.

As a result of the change in depreciation method, depreciation expense for the fiscal year ended March 31, 2020 decreased by 173,201 million yen. Net income attributable to Toyota Motor Corporation and basic net income attributable to Toyota Motor Corporation per common share for the fiscal year ended March 31, 2020 increased by 117,001 million yen and 41.80 yen, respectively.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(7) Segment Information

(i) Segment Operating Results and Assets

FY2019 (As of and for the year ended March 31, 2019)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	27,034,492	2,120,343	1,070,846	—	30,225,681
Inter-segment sales and transfers	44,585	33,204	605,531	(683,320)	—

Total	27,079,077	2,153,547	1,676,377	(683,320)	30,225,681

Operating expenses	25,040,193	1,830,726	1,570,839	(683,622)	27,758,136

Operating income	2,038,884	322,821	105,538	302	2,467,545

Assets	17,799,376	24,044,700	2,125,271	7,967,602	51,936,949

Investment in equity method investees	3,215,856	12,172	—	85,675	3,313,703

Depreciation expenses	997,312	758,847	36,216	—	1,792,375

Capital expenditure	1,520,366	2,165,609	66,075	(13,163)	3,738,887

FY2020 (As of and for the year ended March 31, 2020)

	(Yen in millions)
	Automotive	Financial Services	All Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	26,834,485	2,170,243	925,264	—	29,929,992
Inter-segment sales and transfers	29,029	20,316	579,286	(628,631)	—

Total	26,863,514	2,190,559	1,504,550	(628,631)	29,929,992

Operating expenses	24,811,168	1,898,376	1,407,895	(630,316)	27,487,123

Operating income	2,052,346	292,183	96,655	1,685	2,442,869

Assets	18,754,728	24,858,837	2,023,111	7,043,760	52,680,436

Investment in equity method investees	3,711,151	61,852	180,425	137,362	4,090,790

Depreciation expenses	824,777	743,710	36,896	—	1,605,383

Capital expenditure	1,454,142	2,062,718	71,554	14,818	3,603,232

Note:

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2019 and FY2020 are 9,329,020 million yen and 8,630,468 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by the parent company.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(ii) Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 (March 31, 2020)	Increase (Decrease)
Assets
(Non-financial services)
Current assets:
Cash and cash equivalents	2,790,212	2,774,498	(15,714)
Marketable securities	1,108,540	648,982	(459,558)
Trade accounts and notes receivable, less allowance for doubtful accounts	2,489,105	2,155,943	(333,162)
Inventories	2,656,396	2,434,916	(221,480)
Prepaid expenses and other current assets	2,118,922	2,413,274	294,352

Total current assets	11,163,175	10,427,613	(735,562)

Investments and other assets	11,643,209	12,435,115	791,906
Property, plant and equipment	6,178,503	6,293,992	115,489

Total assets	28,984,887	29,156,720	171,833

(Financial services)
Current assets:
Cash and cash equivalents	784,492	1,416,020	631,528
Marketable securities	18,620	29,749	11,129
Finance receivables, net	6,647,771	6,614,171	(33,600)
Prepaid expenses and other current assets	997,116	1,205,912	208,796

Total current assets	8,447,999	9,265,852	817,853

Noncurrent finance receivables, net	10,281,118	10,423,858	142,740
Investments and other assets	808,592	861,594	53,002
Property, plant and equipment	4,506,991	4,307,533	(199,458)

Total assets	24,044,700	24,858,837	814,137

(Elimination)
Elimination of assets	(1,092,638)	(1,335,121)	(242,483)

(Consolidated)
Total assets	51,936,949	52,680,436	743,487

Note: Assets in the non-financial services include unallocated corporate assets.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

	(Yen in millions)
	FY2019 (March 31, 2019)	FY2020 (March 31, 2020)	Increase (Decrease)
Liabilities
(Non-financial services)
Current liabilities:
Short-term borrowings	579,901	483,871	(96,030)
Current portion of long-term debt	173,379	156,664	(16,715)
Accounts payable	2,616,143	2,404,385	(211,758)
Accrued expenses	3,075,411	2,789,153	(286,258)
Income taxes payable	300,703	201,200	(99,503)
Other current liabilities	1,755,737	1,773,883	18,146

Total current liabilities	8,501,274	7,809,156	(692,118)

Long-term liabilities:
Long-term debt	784,256	818,371	34,115
Accrued pension and severance costs	948,377	963,061	14,684
Other long-term liabilities	1,059,237	1,303,628	244,391

Total long-term liabilities	2,791,870	3,085,060	293,190

Total liabilities	11,293,144	10,894,216	(398,928)

(Financial services)
Current liabilities:
Short-term borrowings	5,113,888	5,432,180	318,292
Current portion of long-term debt	4,127,133	4,508,666	381,533
Accounts payable	39,187	39,226	39
Accrued expenses	161,105	151,857	(9,248)
Income taxes payable	20,295	16,917	(3,378)
Other current liabilities	997,842	982,892	(14,950)

Total current liabilities	10,459,450	11,131,738	672,288

Long-term liabilities:
Long-term debt	9,974,516	10,006,491	31,975
Accrued pension and severance costs	15,029	15,566	537
Other long-term liabilities	722,279	725,769	3,490

Total long-term liabilities	10,711,824	10,747,826	36,002

Total liabilities	21,171,274	21,879,564	708,290

(Elimination) Elimination of liabilities	(1,092,679)	(1,335,195)	(242,516)

(Consolidated) Total liabilities	31,371,739	31,438,585	66,846

(Consolidated) Mezzanine equity	498,073	504,169	6,096

Shareholders’ equity
(Consolidated) Total Toyota Motor Corporation shareholders’ equity	19,348,152	20,060,618	712,466

(Consolidated) Noncontrolling interests	718,985	677,064	(41,921)

(Consolidated) Total shareholders’ equity	20,067,137	20,737,682	670,545

(Consolidated) Total liabilities, mezzanine equity and shareholders’ equity	51,936,949	52,680,436	743,487

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)	FY2020 (For the year ended March 31, 2020)	Increase (Decrease)
(Non-financial services)
Net revenues	28,133,676	27,775,932	(357,744)
Costs and expenses:	25,991,799	25,626,710	(365,089)
Cost of revenues	23,400,550	23,143,209	(257,341)
Selling, general and administrative	2,591,249	2,483,501	(107,748)

Operating income	2,141,877	2,149,222	7,345

Other income (expense), net	(161,608)	130,259	291,867

Income before income taxes and equity in earnings of affiliated companies	1,980,269	2,279,481	299,212

Provision for income taxes	580,031	618,252	38,221
Equity in earnings of affiliated companies	357,527	260,149	(97,378)

Net income	1,757,765	1,921,378	163,613

Less – Net income attributable to noncontrolling interests	(97,500)	(67,559)	29,941

Net income attributable to Toyota Motor Corporation	1,660,265	1,853,819	193,554

(Financial services)
Net revenues	2,153,547	2,190,559	37,012
Costs and expenses:	1,830,726	1,898,376	67,650
Cost of revenues	1,418,636	1,395,211	(23,425)
Selling, general and administrative	412,090	503,165	91,075

Operating income	322,821	292,183	(30,638)

Other income (expense), net	(17,658)	(17,103)	555

Income before income taxes and equity in earnings of affiliated companies	305,163	275,080	(30,083)

Provision for income taxes	79,903	65,164	(14,739)
Equity in earnings of affiliated companies	2,539	11,003	8,464

Net income	227,799	220,919	(6,880)

Less – Net income attributable to noncontrolling interests	(5,214)	1,413	6,627

Net income attributable to Toyota Motor Corporation	222,585	222,332	(253)

(Elimination)
Elimination of net income attributable to Toyota Motor Corporation	23	32	9

(Consolidated)
Net income attributable to Toyota Motor Corporation	1,882,873	2,076,183	193,310

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)	FY2020 (For the year ended March 31, 2020)
(Non-financial services)
Cash flows from operating activities:
Net income	1,757,765	1,921,378
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	1,033,528	861,673
Provision (reversal) for doubtful accounts	(1,375)	5,689
Pension and severance costs, less payments	30,477	14,880
Losses on disposal of fixed assets	33,676	54,549
Unrealized losses (gains) on securities	338,626	21,069
Deferred income taxes	(110,346)	193,438
Equity in earnings of affiliated companies	(357,527)	(260,149)
Changes in operating assets and liabilities, and other	(17,488)	(305,705)

Net cash provided by operating activities	2,707,336	2,506,822

Cash flows from investing activities:
Additions to fixed assets excluding equipment leased to others	(1,435,964)	(1,377,238)
Additions to equipment leased to others	(137,314)	(155,601)
Proceeds from sales of fixed assets excluding equipment leased to others	63,955	47,488
Proceeds from sales of equipment leased to others	60,657	49,913
Purchases of marketable securities and security investments	(1,737,107)	(2,236,585)
Proceeds from sales of and maturity of marketable securities and security investments	2,255,635	2,245,119
Payment for additional investments in affiliated companies, net of cash acquired	5,010	—
Changes in investments and other assets, and other	(268,946)	(18,895)

Net cash used in investing activities	(1,194,074)	(1,445,799)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	286,085	235,080
Payments of long-term debt	(142,556)	(130,695)
Increase in short-term borrowings	49,161	51,406
Dividends paid to Toyota Motor Corporation class shareholders	(8,690)	(11,186)
Dividends paid to Toyota Motor Corporation common shareholders	(636,116)	(618,801)
Dividends paid to noncontrolling interests	(69,367)	(54,945)
Reissuance (repurchase) of treasury stock	(549,637)	(476,129)

Net cash used in financing activities	(1,071,120)	(1,005,270)

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(42,454)	(71,467)

Net increase (decrease) in cash and cash equivalents and restricted cash and cash equivalents	399,688	(15,714)

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	2,390,524	2,790,212

Cash and cash equivalents and restricted cash and cash equivalents at end of year	2,790,212	2,774,498

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

	(Yen in millions)
	FY2019 (For the year ended March 31, 2019)	FY2020 (For the year ended March 31, 2020)
(Financial services)
Cash flows from operating activities:
Net income	227,799	220,919
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	758,847	743,710
Provision (reversal) for doubtful accounts and credit losses	81,440	137,293
Pension and severance costs, less payments	1,168	819
Losses on disposal of fixed assets	2,226	2,364
Unrealized losses (gains) on securities	846	(987)
Deferred income taxes	23,742	(1,305)
Equity in earnings of affiliated companies	(2,539)	(11,003)
Changes in operating assets and liabilities, and other	15,557	(46,610)

Net cash provided by operating activities	1,109,086	1,045,200

Cash flows from investing activities:
Additions to finance receivables	(26,000,249)	(26,668,185)
Collection of and proceeds from sales of finance receivables	24,925,930	25,557,953
Additions to fixed assets excluding equipment leased to others	(16,761)	(30,594)
Additions to equipment leased to others	(2,148,848)	(2,031,698)
Proceeds from sales of fixed assets excluding equipment leased to others	1,482	1,263
Proceeds from sales of equipment leased to others	1,324,417	1,341,302
Purchases of marketable securities and security investments	(103,248)	(176,502)
Proceeds from sales of and maturity of marketable securities and security investments	443,163	125,287
Payment for additional investments in affiliated companies, net of cash acquired	—	(14,763)
Changes in investments and other assets, and other	(4,130)	(20,037)

Net cash used in investing activities	(1,578,244)	(1,915,974)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	4,747,506	5,466,618
Payments of long-term debt	(4,336,250)	(4,335,145)
Increase in short-term borrowings	144,277	520,468

Net cash provided by financing activities	555,533	1,651,941

Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	813	(59,778)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	87,188	721,389

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	829,115	916,303

Cash and cash equivalents and restricted cash and cash equivalents at end of year	916,303	1,637,692

(Consolidated)
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents	(41,641)	(131,245)

Net increase in cash and cash equivalents and restricted cash and cash equivalents	486,876	705,675

Cash and cash equivalents and restricted cash and cash equivalents at beginning of year	3,219,639	3,706,515

Cash and cash equivalents and restricted cash and cash equivalents at end of year	3,706,515	4,412,190

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(iii) Geographic Information

FY2019 (As of and for the year ended March 31, 2019)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	9,520,148	10,585,934	3,055,654	4,832,392	2,231,553	—	30,225,681
Inter-segment sales and transfers	7,105,213	231,313	183,197	680,639	101,890	(8,302,252)	—

Total	16,625,361	10,817,247	3,238,851	5,513,031	2,333,443	(8,302,252)	30,225,681

Operating expenses	14,933,686	10,702,732	3,113,983	5,055,542	2,242,333	(8,290,140)	27,758,136

Operating income	1,691,675	114,515	124,868	457,489	91,110	(12,112)	2,467,545

Assets	16,465,702	17,452,216	3,872,301	5,176,990	3,067,270	5,902,470	51,936,949

FY2020 (As of and for the year ended March 31, 2020)

	(Yen in millions)
	Japan	North America	Europe	Asia	Other	Inter-segment Elimination and/or Unallocated Amount	Consolidated
Net revenues:
Sales to external customers	9,522,905	10,416,582	3,138,755	4,828,635	2,023,115	—	29,929,992
Inter-segment sales and transfers	6,938,616	222,166	222,123	510,021	89,387	(7,982,313)	—

Total	16,461,521	10,638,748	3,360,878	5,338,656	2,112,502	(7,982,313)	29,929,992

Operating expenses	14,893,543	10,368,119	3,210,333	4,967,657	2,021,778	(7,974,307)	27,487,123

Operating income	1,567,978	270,629	150,545	370,999	90,724	(8,006)	2,442,869

Assets	17,517,032	18,012,336	4,192,858	5,241,588	2,837,944	4,878,678	52,680,436

Note:	1.

Unallocated corporate assets included under “Inter-segment Elimination and/or Unallocated Amount” for FY2019 and FY2020 are 9,329,020 million yen and 8,630,468 million yen, respectively, and consist primarily of funds such as cash and cash equivalents, marketable securities and portion of security investments held by the parent company.

	2.	“Other” consists of Central and South America, Oceania, Africa and the Middle East.

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(8) Per Share Amounts

Basic and diluted net income attributable to Toyota Motor Corporation per common share for the years ended March 31, 2019 and 2020 are as follows:

	Yen in millions	Thousands of shares	Yen
	Net income attributable to Toyota Motor Corporation	Weighted-average common shares	Net income attributable to Toyota Motor Corporation per common share
For the year ended March 31, 2019
Net income attributable to Toyota Motor Corporation	1,882,873
Accretion to Mezzanine equity	(4,850)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(9,938)

Basic net income attributable to Toyota Motor Corporation per common share	1,868,085	2,871,534	650.55
Effect of dilutive securities
Model AA Class Shares	14,788	47,100
Assumed exercise of dilutive stock options	(0)	40

Diluted net income attributable to Toyota Motor Corporation per common share	1,882,873	2,918,674	645.11

For the year ended March 31, 2020
Net income attributable to Toyota Motor Corporation	2,076,183
Accretion to Mezzanine equity	(4,850)
Dividends to Toyota Motor Corporation Model AA Class Shareholders	(12,434)

Basic net income attributable to Toyota Motor Corporation per common share	2,058,899	2,798,918	735.61
Effect of dilutive securities
Model AA Class Shares	17,284	47,100
Assumed exercise of dilutive stock options	—	—

Diluted net income attributable to Toyota Motor Corporation per common share	2,076,183	2,846,018	729.50

The following table shows Toyota Motor Corporation shareholders’ equity per share as of March 31, 2019 and 2020.

	Yen in millions	Thousands of shares	Yen
	Toyota Motor Corporation shareholders’ equity	Common shares issued and outstanding at the end of the year (excluding treasury stock)	Toyota Motor Corporation shareholders’ equity per share
As of March 31, 2019	19,348,152	2,832,439	6,830.92
As of March 31, 2020	20,060,618	2,766,153	7,252.17

TOYOTA MOTOR CORPORATION    FY2020 Financial Summary

(9) Significant Subsequent Events

Plant suspensions

For reasons such as government directives as well as anticipated reduced demand for its vehicles due to the global spread of COVID-19, Toyota is continuing after April 2020 to suspend temporarily the production of automobiles and components at selected plants in Japan and overseas. It is uncertain how this suspension will affect Toyota’s financial results.

Borrowing funds

Taking into consideration its funding plans, which take into account the risk that COVID-19 will have a prolonged impact, and market trends, in April 2020 Toyota entered into loan agreements and began borrowing funds in an aggregate amount of 1,250,000 million yen with multiple domestic financial institutions. The interest rates under the loan agreements are approximately the same as prevailing market rates, and the tenor of the loans are around one year. None of these agreements has collateral or other material covenant provisions.

Supplemental Material for Financial Results for FY2020 (Consolidated)

< U.S. GAAP >

	FY2019										FY2020										FY2021
	1Q (2018/4-6)		2Q (2018/7-9)		3Q (2018/10-12)		4Q (2019/1-3)		12 months (‘18/4-‘19/3)		1Q (2019/4-6)		2Q (2019/7-9)		3Q (2019/10-12)		4Q (2020/1-3)		12 months (‘19/4-‘20/3)		Forecast 12 months*[1] <IFRS> (‘20/4-‘21/3)
Vehicle Production (thousands of units)	2,199		2,184		2,262		2,340		8,985		2,311		2,236		2,146		2,126		8,820
(Japan) –including Daihatsu & Hino	1,003		1,004		1,099		1,203		4,309		1,134		1,122		1,066		1,091		4,413
[Daihatsu & Hino]	[257	]	[257	]	[290	]	[292	]	[1,096	]	[265	]	[275	]	[277	]	[292	]	[1,109	]
(Overseas) –including Daihatsu & Hino	1,196		1,180		1,163		1,138		4,676		1,178		1,114		1,080		1,035		4,406
[Daihatsu & Hino]	[133	]	[162	]	[161	]	[141	]	[598	]	[124	]	[155	]	[138	]	[127	]	[545	]
North America	517		447		435		442		1,841		499		456		434		418		1,807
Europe	168		159		173		180		679		174		143		182		176		674
Asia	402		449		429		402		1,682		386		413		366		357		1,522
Central and South America	82		93		96		82		353		86		69		76		62		293
Africa	28		31		30		32		121		33		32		22		23		110
Vehicle Sales (thousands of units)	2,236		2,183		2,282		2,276		8,977		2,302		2,333		2,196		2,128		8,958		as premise: 7,000
[First Half 6 months]									[4,419	]									[4,634	]
(Japan) –including Daihatsu & Hino	510		521		565		631		2,226		555		585		516		583		2,240
[Daihatsu & Hino]	[155	]	[161	]	[169	]	[203	]	[688	]	[158	]	[183	]	[139	]	[177	]	[657	]
(Overseas) –including Daihatsu & Hino	1,726		1,662		1,717		1,645		6,751		1,746		1,748		1,679		1,545		6,719
[Daihatsu & Hino]	[75	]	[87	]	[89	]	[86	]	[337	]	[65	]	[76	]	[70	]	[74	]	[285	]
North America	746		665		680		654		2,745		744		702		668		600		2,713
Europe	253		240		232		269		994		274		250		246		259		1,029
Asia	394		417		464		410		1,684		398		431		406		370		1,605
Central and South America	117		120		114		97		448		104		109		114		77		403
Oceania	72		74		66		60		272		66		64		63		69		262
Africa	48		50		54		48		200		54		63		43		48		207
Middle East	93		95		105		104		398		106		128		138		122		493
Other	2		2		2		2		8		2		2		2		2		7
Total Retail Unit Sales (thousands of units) [Toyota, Daihatsu and Hino]	2,616		2,677		2,707		2,602		10,603		2,709		2,745		2,685		2,317		10,457		as premise: 8,900
Housing Sales (units)	1,892		4,808		2,656		5,777		15,133		2,164		4,821		2,610		—		9,595

Supplemental 1

Supplemental Material for Financial Results for FY2020 (Consolidated)

< U.S. GAAP >

	FY2019					FY2020						FY2021
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (‘18/4-‘19/3)	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	4Q (2020/1-3)	12 months (‘19/4-‘20/3)		Forecast 12 months*[1] <IFRS> (‘20/4-‘21/3)
Foreign Exchange Rates
Yen to US Dollar Rate	109	111	113	110	111	110	107	109	109	109		as premise: 105
Yen to Euro Rate	130	130	129	125	128	123	119	120	120	121		as premise: 115
Market Share (Japan)
Toyota (excluding Mini-Vehicles) (%)	46.2	45.2	47.3	45.1	45.9	49.0	47.6	51.2	47.9	48.8
Toyota, Daihatsu and Hino (including Mini-Vehicles) (%)	43.8	42.7	44.9	43.1	43.6	45.2	45.2	47.4	44.7	45.5
Number of Employees	373,272	371,796	371,495	370,870	370,870	376,445	374,014	372,636	359,542	359,542	(Note 1)
Net Revenues (billions of yen)	7,362.7	7,311.2	7,801.5	7,750.1	30,225.6	7,646.0	7,639.5	7,544.5	7,099.8	29,929.9		24,000.0	*[2]
Geographic Information
Japan	3,865.4	4,012.3	4,259.8	4,487.7	16,625.3	4,178.5	4,250.8	4,051.0	3,981.0	16,461.5
North America	2,791.1	2,636.4	2,753.7	2,635.9	10,817.2	2,833.5	2,681.7	2,708.7	2,414.6	10,638.7
Europe	785.8	795.8	784.0	873.0	3,238.8	862.1	818.7	853.9	826.0	3,360.8
Asia	1,316.2	1,318.7	1,496.5	1,381.4	5,513.0	1,314.3	1,367.3	1,347.1	1,309.9	5,338.6
Other	598.4	608.3	592.8	533.7	2,333.4	550.0	548.2	535.8	478.4	2,112.5
Elimination	-1,994.4	-2,060.4	-2,085.5	-2,161.7	-8,302.2	-2,092.5	-2,027.4	-1,952.1	-1,910.2	-7,982.3
Business Segment
Automotive	6,633.4	6,514.8	7,018.4	6,912.2	27,079.0	6,880.9	6,808.1	6,758.9	6,415.4	26,863.5
Financial Services	516.8	534.4	552.4	549.8	2,153.5	547.7	541.4	553.4	547.9	2,190.5
All Other	358.0	412.3	391.2	514.6	1,676.3	370.6	454.9	378.9	300.0	1,504.5
Elimination	-145.6	-150.3	-160.6	-226.6	-683.3	-153.1	-165.0	-146.7	-163.6	-628.6
Operating Income (billions of yen)	682.6	579.1	676.1	529.5	2,467.5	741.9	662.3	654.4	384.0	2,442.8		500.0
(Operating Income Ratio) (%)	(9.3)	(7.9)	(8.7)	(6.8)	(8.2)	(9.7)	(8.7)	(8.7)	(5.4)	(8.2)		(2.1)
Geographic Information
Japan	395.9	354.2	494.2	447.2	1,691.6	436.8	391.3	403.1	336.6	1,567.9
North America	63.5	47.4	18.1	-14.5	114.5	118.9	118.0	93.2	-59.6	270.6
Europe	23.0	38.1	27.9	35.6	124.8	37.7	37.1	38.4	37.1	150.5
Asia	146.3	137.1	116.7	57.2	457.4	110.9	110.6	95.2	54.0	370.9
Other	43.2	22.7	19.1	5.9	91.1	22.8	26.7	24.4	16.7	90.7
Elimination	10.4	-20.5	-0.1	-1.9	-12.1	14.5	-21.5	-0.1	-0.8	-8.0
Business Segment
Automotive	602.5	462.2	581.3	392.7	2,038.8	621.4	492.9	585.9	352.0	2,052.3
Financial Services	73.5	81.4	82.6	85.1	322.8	108.2	119.6	72.6	-8.3	292.1
All Other	11.4	29.3	13.9	50.7	105.5	13.7	27.8	19.5	35.5	96.6
Elimination	-4.8	6.1	-1.8	0.9	0.3	-1.4	21.9	-23.6	4.8	1.6
Share of profit of investments accounted for using the equity method (billions of yen)	—	—	—	—	—	—	—	—	—	—		To be determined	*[7]
Income before Income Taxes (billions of yen)	813.8	734.9	176.9	559.6	2,285.4	841.7	741.7	932.2	38.8	2,554.6		To be determined	*[7]
(Income before Income Taxes Ratio) (%)	(11.1)	(10.1)	(2.3)	(7.2)	(7.6)	(11.0)	(9.7)	(12.4)	(0.5)	(8.5)
Equity in Earnings of Affiliated Companies (billions of yen)	116.5	106.0	32.2	105.2	360.0	109.5	96.3	97.4	-32.2	271.1		—
Net Income (billions of yen)	657.3	585.0	180.9	459.5	1,882.8	682.9	592.0	738.0	63.1	2,076.1	(Note 2)	To be determined	*[3] *[7]
(Net Income Ratio) (%)	(8.9)	(8.0)	(2.3)	(5.9)	(6.2)	(8.9)	(7.7)	(9.8)	(0.9)	(6.9)
Dividends
Common Shares
Cash Dividends (billions of yen)	—	286.9	—	339.8	626.8	—	278.9	—	331.9	610.8	(Note 3)
Cash Dividends per Share (yen)	—	100	—	120	220	—	100	—	120	220
Payout Ratio (%)	—	23.4	—	54.0	33.8	—	22.2	—	42.1	29.9
Model AA Class Shares
Cash Dividends (billions of yen)	—	4.9	—	4.9	9.9	—	6.2	—	6.2	12.4	(Note 3)
Cash Dividends per Share (yen)	—	105.5	—	105.5	211	—	132	—	132	264
Value of Shares Repurchased (billions of yen) [actual purchase]	129.1	170.7	151.7	98.1	549.9	54.2	245.7	70.1	129.8	499.9	(Note 4)
Value of Shares Repurchased (billions of yen) [shareholder return]	—	249.9	—	299.9	549.9	—	199.9	—	—	199.9	(Note 4) (Note 5)
Number of Outstanding Common Shares (thousands)	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997	3,262,997
Number of Outstanding Model AA Class Shares (thousands)	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100	47,100

Supplemental 2

Supplemental Material for Financial Results for FY2020 (Consolidated)

< U.S. GAAP >

	FY2019					FY2020						FY2021
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (‘18/4-‘19/3)	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	4Q (2020/1-3)	12 months (‘19/4-‘20/3)		Forecast 12 months*[1] <IFRS> (‘20/4-‘21/3)
R&D Expenses (billions of yen)	268.5	258.5	274.4	247.3	1,048.8	297.4	286.9	288.5	237.3	1,110.3		1,100.0	*[4]
Depreciation Expenses (billions of yen)	217.7	255.3	248.1	263.6	984.8	198.0	190.9	210.4	213.3	812.8		830.0	*5(Note 6)
Geographic Information
Japan	108.5	148.1	142.6	148.9	548.2	88.9	92.2	95.8	99.4	376.4
North America	49.8	50.6	51.2	57.4	209.1	53.8	46.8	56.6	62.9	220.3
Europe	14.1	11.3	11.1	12.1	48.7	13.1	12.7	14.6	12.0	52.6
Asia	36.5	36.0	34.2	34.9	141.9	33.9	30.5	32.5	33.5	130.5
Other	8.6	9.1	8.8	10.1	36.7	8.2	8.4	10.8	5.3	32.9
Capital Expenditures (billions of yen)	311.8	307.6	329.1	517.1	1,465.8	276.5	349.9	337.3	429.1	1,393.0		1,350.0	(Note 6)
Geographic Information
Japan	143.6	167.5	156.0	263.3	730.6	146.6	183.8	151.6	265.4	747.6
North America	106.6	75.6	76.1	153.9	412.4	75.4	81.4	130.6	66.4	353.9
Europe	15.1	30.9	43.8	44.0	133.8	19.4	18.7	24.3	42.9	105.4
Asia	25.2	15.9	34.3	37.8	113.3	19.5	47.7	19.5	40.5	127.4
Other	21.2	17.5	18.7	17.9	75.5	15.5	18.1	11.0	13.8	58.5
Total Liquid Assets (billions of yen)	9,005.4	9,562.6	9,198.8	9,454.4	9,454.4	9,143.2	9,452.0	9,072.4	8,685.1	8,685.1	(Note 7)
Total Assets (billions of yen)	51,049.1	52,516.0	51,085.9	51,936.9	51,936.9	52,117.4	52,240.0	53,801.1	52,680.4	52,680.4
Toyota Motor Corporation Shareholders’ Equity (billions of yen)	18,946.9	19,511.3	19,089.2	19,348.1	19,348.1	19,527.6	19,795.6	20,305.5	20,060.6	20,060.6
Return on Equity (%)	13.9	12.1	3.7	9.5	9.8	14.0	12.0	14.6	1.2	10.4
Return on Asset (%)	5.2	4.5	1.4	3.6	3.7	5.3	4.5	5.6	0.5	4.0
Number of Consolidated Subsidiaries (including Variable Interest Entities)					608					528
No. of Affil. Accounted for Under the Equity Method					63					72

Analysis of Consolidated Net Income for FY2020 (billions of yen, approximately)	4Q (2020/1-3)	12 months (‘19/4-‘20/3	)(Note 2)
Effects of Marketing Activities	-250.0	-90.0
Effects of Changes in Exchange Rates	-55.0	-305.0
Cost Reduction Efforts	60.0	170.0
From Engineering	30.0	100.0
From Manufacturing and Logistics	30.0	70.0
Increase or decrease in expenses and expense reduction efforts	95.0	45.0
Other	4.6	155.4
(Changes in Operating Income)*[5]*[6]	-145.4	-24.6
Non-operating Income*[6]	-375.3	293.8
Equity in Earnings of Affiliated Companies*[6]	-137.4	-88.9
Income Taxes, Net Income Attributable to Noncontrolling Interests*[5]*[6]	261.9	13.0
(Changes in Net Income)*[5]*[6]	-396.3	193.3	(Note 2)

*1	The parent company intends to voluntarily adopt IFRS for its consolidated financial statements from the first quarter of the fiscal year ending March 31, 2021.

Accordingly, Toyota’s forecast of consolidated financial results for the next fiscal year ending March 31, 2021 is based on IFRS.

*2	“Sales Revenues” under IFRS is stated as “Net Revenues”
*3	“Net income attributable to owners of the parent” under IFRS is set forth here under “Net Income”
*4	R&D Expenses are R&D activity related expenditures incurred during the reporting period and conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income in accordance with U.S. GAAP.

In accordance with IFRS, however, a portion of R&D Expenses are recognized as an intangible asset and amortized over its estimated useful life.

As such, this amount do not conform to “R&D Expenses” on Toyota’s Consolidated Statement of Income under IFRS.

*5	Toyota changed the depreciation method of the parent company and Japanese subsidiaries to the straight-line method, effective as of April 1, 2019.

The impact of this change for the fiscal year ended March 31, 2020 was a decrease in depreciation expense of 173.2 billion yen and an increase in net income attributable to Toyota Motor Corporation of 117.0 billion yen.

*6

Net income attributable to Toyota Motor Corporation for the fiscal year ended March 31, 2020 and 2019 includes a loss of 38.1 billion yen and a loss of 293.7 billion yen, respectively, which is attributable to the effect of unrealized gains (losses) on equity securities (net of tax, etc.).

*7

With respect to its forecasts of consolidated financial results for the fiscal year ending March 31, 2021, Toyota is not disclosing forecasts of share of profit of investments accounted for using the equity method, income before income taxes and net income attributable to owners of the parent, as the effects of the global spread of COVID-19 present challenges in preparing reasonable estimates for such figures. Toyota will disclose such figures promptly after they can be reasonably estimated.

Supplemental 3

Supplemental Material for Financial Results for FY2020 (Unconsolidated)

< Japan GAAP >

	FY2019					FY2020
	1Q (2018/4-6)	2Q (2018/7-9)	3Q (2018/10-12)	4Q (2019/1-3)	12 months (‘18/4-‘19/3)	1Q (2019/4-6)	2Q (2019/7-9)	3Q (2019/10-12)	4Q (2020/1-3)	12 months (‘19/4-‘20/3)
Toyota & Lexus brand
Domestic Vehicle Production (thousands of units)	746	748	809	911	3,213	869	847	789	798	3,304
Overseas Vehicle Production (thousands of units)	1,451	1,443	1,447	1,382	5,724	1,481	1,354	1,420	1,181	5,437
Domestic Vehicle Retail Sales (thousands of units)	359	381	384	445	1,569	386	435	345	422	1,587
Exports Vehicle Sales (thousands of units)	464	461	484	538	1,947	536	529	500	479	2,044
North America	191	197	190	246	824	222	210	172	175	780
Europe	65	56	61	80	262	78	69	67	66	280
Asia	76	83	96	82	337	102	105	109	95	411
Central and South America	16	11	8	12	47	13	13	13	12	51
Oceania	46	43	45	38	172	43	45	45	46	178
Africa	14	14	15	16	59	17	20	16	15	67
Middle East	54	55	67	62	238	60	65	77	67	269
Other	2	2	2	2	8	2	2	2	2	8
Net Revenues (billions of yen)	2,980.3	3,026.3	3,294.7	3,333.0	12,634.4	3,282.6	3,214.6	3,175.6	3,056.7	12,729.7
Domestic	923.9	949.9	1,083.3	1,131.2	4,088.5	1,049.6	1,046.7	1,012.4	1,042.5	4,151.4
Exports	2,056.3	2,076.3	2,211.4	2,201.7	8,545.8	2,232.9	2,167.9	2,163.1	2,014.2	8,578.3
Operating Income (billions of yen)	308.7	284.5	400.9	331.9	1,326.1	328.2	209.7	263.4	177.3	978.8
(Operating Income Ratio) (%)	(10.4)	(9.4)	(12.2)	(10.0)	(10.5)	(10.0)	(6.5)	(8.3)	(5.8)	(7.7)
Ordinary Income (billions of yen)	714.8	507.6	605.0	495.5	2,323.1	615.1	401.3	495.6	223.1	1,735.3
(Ordinary Income Ratio) (%)	(24.0)	(16.8)	(18.4)	(14.9)	(18.4)	(18.7)	(12.5)	(15.6)	(7.3)	(13.6)
Net Income (billions of yen)	591.5	397.7	504.8	402.6	1,896.8	514.0	333.3	407.1	169.4	1,424.0
(Net Income Ratio) (%)	(19.8)	(13.1)	(15.3)	(12.1)	(15.0)	(15.7)	(10.4)	(12.8)	(5.5)	(11.2)
R&D Expenses (billions of yen)	234.4	225.1	234.8	201.6	896.2	256.8	246.9	237.3	199.7	940.9
Depreciation Expenses (billions of yen)	52.6	57.3	61.7	65.7	237.5	52.4	56.6	58.5	65.4	233.1
Capital Expenditures (billions of yen)	73.6	61.8	62.5	104.0	302.1	50.4	59.9	57.1	106.5	274.1

Analysis of Unconsolidated Net Income for FY2020 (billions of yen, approximately)	4Q (2020/1-3)	12 months (‘19/4-‘20/3)
Effects of Marketing Activities	-170.0	-220.0
Effects of Changes in Exchange Rates	-40.0	-175.0
Cost Reduction Efforts	35.0	125.0
From Engineering	25.0	95.0
From Manufacturing and Logistics	10.0	30.0
Increase or decrease in expenses and expense reduction efforts	20.0	-75.0
Other	0.5	-2.3
(Changes in Operating Income)	-154.5	-347.3
Non-operating Income	-117.8	-240.4
Income Taxes, etc.	39.1	114.9
(Changes in Net Income)	-233.1	-472.7

Cautionary Statement with Respect to Forward-Looking Statements

This report contains forward-looking statements that reflect the parent company and its consolidated subsidiaries (“Toyota”)’s plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements.

With regard to Toyota’s decisions and assumptions for the forecast, please refer to “1. Financial Results and Position (3) Forecast of Consolidated Financial Results for FY2021” on page 5 of the materials accompanying this report.

These factors include, but are not limited to: (i) changes in economic conditions, market demand, and the competitive environment affecting the automotive markets in Japan, North America, Europe, Asia and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the euro, the Australian dollar, the Russian ruble, the Canadian dollar and the British pound, fluctuations in stock prices, and interest rates fluctuations; (iii) changes in funding environment in financial markets and increased competition in the financial services industry; (iv) Toyota’s ability to market and distribute effectively; (v) Toyota’s ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (vi) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota’s automotive operations, particularly laws, regulations and government policies relating to vehicle safety including remedial measures such as recalls, trade, environmental protection, vehicle emissions and vehicle fuel economy, as well as changes in laws, regulations and government policies that affect Toyota’s other operations, including the outcome of current and future litigation and other legal proceedings, government proceedings and investigations; (vii) political and economic instability in the markets in which Toyota operates; (viii) Toyota’s ability to timely develop and achieve market acceptance of new products that meet customer demand; (ix) any damage to Toyota’s brand image; (x) Toyota’s reliance on various suppliers for the provision of supplies; (xi) increases in prices of raw materials; (xii) Toyota’s reliance on various digital and information technologies; (xiii) fuel shortages or interruptions in electricity, transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold; and (xiv) the impact of natural calamities as well as the outbreak and spread of epidemics, including the negative effect on Toyota’s vehicle production and sales.

A discussion of these and other factors which may affect Toyota’s actual results, performance, achievements or financial position is contained in Toyota’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

The global spread of COVID-19 and the responses to it by governments and other stakeholders have adversely affected Toyota in a number of ways. For reasons such as government directives as well as anticipated reduced demand for its vehicles, Toyota has temporarily suspended, or intends to temporarily suspend, production of automobiles and components at selected plants in Japan and overseas. COVID-19 has also affected, and is expected to continue to affect, the businesses of Toyota dealers and distributors, as well as certain of Toyota’s third-party suppliers and business partners. The duration of the global spread of COVID-19 is uncertain, and the foregoing impacts and other effects not referenced above, as well as the ultimate impact of COVID-19, are difficult to predict and could have an adverse effect on Toyota’s financial condition and results of operations.

(Note 1)	Shows the number of employees as of the end of each period (excluding loan employees from Toyota to outside Toyota and including loan employees from outside Toyota to Toyota)
(Note 2)	Shows “Net income attributable to Toyota Motor Corporation”
(Note 3)	2Q= Interim Dividend, 4Q= Year-end Dividend, FY= Annual Dividend
(Note 4)	Value of common shares repurchased (excluding shares constituting less than one unit that were purchased upon request).This does not include the commission fees incurred for the repurchase.
(Note 5)	Value of common shares repurchased (shareholder return on Net Income for the period)
(Note 6)	Figures for depreciation expenses and capital expenditures do not include vehicles in operating lease
The amounts include finance lease assets until the fiscal year ended March 31, 2019, whereas it does not for the fiscal year ended March 31, 2020.
(Note 7)	Cash and cash equivalents, time deposits, marketable debt securities and its investment in monetary trust funds, excluding in each case those relating to financial services

Supplemental 4